SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                           The Phoenix Companies, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    71902E109
     ---------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 1, 2008
     ---------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 71902E109                                            Page 2 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



---------------------------------                              -----------------
CUSIP No. 71902E109                                            Page 3 of 9 Pages
---------------------------------                              -----------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    7,750,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                7,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Phoenix Companies, Inc., a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is One American Row, Hartford, Connecticut 06102-5056.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The Funds expended an aggregate of approximately $79,022,345 of their own investment capital to acquire the 7,750,000 shares of Common Stock held by them. The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp., Goldman, Sachs & Co., Citigroup Global Markets, Inc. and UBS Securities LLC, which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firms' credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction

     The Reporting Persons acquired the Common Stock beneficially owned by them because they believe the Common Stock represents an attractive investment opportunity based on the Company's business prospects.

     In a recent telephone conversation, the Reporting Persons informed Dona Young, Chairman and Chief Executive Officer of the Company, that they support neither her nor the current direction set by the Company's Board of Directors (the "Board"). Specifically, the Reporting Persons do not intend to support Ms. Young's re-election to the Board (scheduled for 2010), nor will the Reporting Persons support any director who approves, regardless of the terms, the renewal of Ms. Young's employment agreement, which expires December 31, 2008.

     It is the Reporting Persons' considered view that the Board should hold Ms. Young accountable for the Company's underperformance and seek new leadership. The Reporting Persons believe that the Company's performance since its demutualization, as well as Ms. Young's performance as Chair of the Risk Committee of Wachovia Corp. (including during 2006 - the year Wachovia acquired Golden West Financial), is sufficient to cast significant doubt on her ability to lead the Company in this environment.

     Furthermore, the Reporting Persons also believe that, in addition to the necessary change at the Chairman and CEO position, it would be in the best interests of the Company's shareholders and policyholders if the Company's operations were combined with those of another insurance company in a transaction that recognized the substantial embedded enterprise value of the Company. The Reporting Persons would support the re-election of any Board members who share this view.

     The Reporting Persons are engaged in the investment business, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. The Reporting Persons may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, the Board or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D under the Exchange Act, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, revisions to the Company's capitalization or dividend policy and extraordinary corporate transactions involving the Company or subsidiaries of the Company. Except as expressly stated herein, the Reporting Persons do not have any plans or proposals that, if effected, would result in one or more transactions specified in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of the aforementioned matters.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, in determining whether to purchase additional shares or to dispose of shares or otherwise change their investment in the Company, and in formulating any plans or proposals with respect to the Company, intend to consider and review various factors, including the Company's financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them or otherwise increase or decrease the size of their investment in the Company.

Item 5.   Interest in Securities of the Issuer

     (a) As of the close of business on July 11, 2008, the Management Company and Mr. Loeb beneficially own 7,750,000 shares of Common Stock (the "Shares"). The Shares represent 6.8% of the 114,400,000 shares of Common Stock outstanding as of April 30, 2008, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 7,750,000 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days, and such information is incorporated herein by reference. All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Except for the transactions listed on Schedule A, during the past 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits

99.1. Joint Filing Agreement, dated as of July 11, 2008, by and between the Reporting Persons.

99.2. Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song, Joshua L. Targoff and Bruce Wilson, dated June 12, 2008.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 11, 2008



                                   THIRD POINT LLC

                                   By:  Daniel S. Loeb, Chief Executive Officer


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact





                                   DANIEL S. LOEB


                                   By: /s/ William Song
                                      ------------------------------------------
                                      Name:   William Song
                                      Title:  Attorney-in-Fact















                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                          THE PHOENIX COMPANIES, INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


      Date          Transaction         Shares          Price Per Share($)
      ----          -----------         ------          ------------------

--------------- ------------------- ---------------- ---------------------------
    5/12/08              BUY             50,000                10.470
--------------- ------------------- ---------------- ---------------------------
    5/12/08              BUY             250,000               10.479
--------------- ------------------- ---------------- ---------------------------
    5/12/08              BUY             50,000                10.595
--------------- ------------------- ---------------- ---------------------------
    5/13/08              BUY             100,000               10.360
--------------- ------------------- ---------------- ---------------------------
    5/13/08              BUY             100,000               10.376
--------------- ------------------- ---------------- ---------------------------
    5/13/08              BUY             100,000               10.372
--------------- ------------------- ---------------- ---------------------------
    5/13/08              BUY             250,000               10.345
--------------- ------------------- ---------------- ---------------------------
    5/14/08              BUY             100,000               10.505
--------------- ------------------- ---------------- ---------------------------
    5/14/08              BUY             200,000               10.564
--------------- ------------------- ---------------- ---------------------------
    5/15/08              BUY             50,000                10.422
--------------- ------------------- ---------------- ---------------------------
    5/20/08              BUY             25,000                10.241
--------------- ------------------- ---------------- ---------------------------
    5/20/08              BUY             15,000                10.268
--------------- ------------------- ---------------- ---------------------------
    6/30/08             SELL            (26,200)               7.610
--------------- ------------------- ---------------- ---------------------------
    6/30/08              BUY             26,200                7.610
--------------- ------------------- ---------------- ---------------------------
    7/01/08              BUY             40,000                7.552
--------------- ------------------- ---------------- ---------------------------
    7/01/08              BUY             120,000               7.572
--------------- ------------------- ---------------- ---------------------------
    7/02/08              BUY             100,000               7.783
--------------- ------------------- ---------------- ---------------------------
    7/02/08              BUY             120,000               7.723
--------------- ------------------- ---------------- ---------------------------
    7/02/08              BUY             122,700               7.730
--------------- ------------------- ---------------- ---------------------------
    7/03/08              BUY             57,300                7.755
--------------- ------------------- ---------------- ---------------------------
    7/03/08              BUY             100,000               7.766
--------------- ------------------- ---------------- ---------------------------
    7/07/08              BUY             185,000               7.715
--------------- ------------------- ---------------- ---------------------------

--------------- ------------------- ---------------- ---------------------------
    7/07/08              BUY             115,000               7.731
--------------- ------------------- ---------------- ---------------------------
    7/08/08              BUY             75,000                8.100
--------------- ------------------- ---------------- ---------------------------
    7/08/08              BUY             30,000                8.121
--------------- ------------------- ---------------- ---------------------------
    7/08/08              BUY             95,000                8.150
--------------- ------------------- ---------------- ---------------------------
    7/09/08              BUY             165,000               8.353
--------------- ------------------- ---------------- ---------------------------
    7/09/08              BUY             60,000                8.393
--------------- ------------------- ---------------- ---------------------------
    7/09/08              BUY             100,000               8.507
--------------- ------------------- ---------------- ---------------------------
    7/10/08              BUY             150,000               8.498
--------------- ------------------- ---------------- ---------------------------
    7/10/08              BUY             175,000               8.471
--------------- ------------------- ---------------- ---------------------------
    7/10/08              BUY             100,000               8.538
--------------- ------------------- ---------------- ---------------------------
    7/11/08              BUY             25,000                8.456
--------------- ------------------- ---------------- ---------------------------
    7/11/08              BUY             25,000                8.445
--------------- ------------------- ---------------- ---------------------------
    7/11/08              BUY             100,000               8.484
--------------- ------------------- ---------------- ---------------------------